FirstMerit Corporation
III Cascade Plaza
Akron, Ohio 44308-1103
November 20, 2007
Christian N. Windsor
Special Counsel
Securities and Exchange Commission
Washington, DC 20549

Re:	FirstMerit Corporation Definitive 14A Filed March 14, 2007 File No. 0010161
Dear Mr. Windsor:
     This letter sets forth the responses of FirstMerit Corporation (the “Company”) to the comments of the Staff on the above-referenced Definitive 14A (the “Proxy Statement”) as set forth in your letter dated September 26, 2007 and faxed to Paul G. Greig, Chief Executive Officer of the Company.
Certain Relationships and Related Transactions, page 2
1.	Provide the full revised representations required by Instruction 4 to Item 404(a), or provide the information required by Item 404(a) of Regulation S-K.
     Company Response
     If applicable in any future Company proxy statement, the Company will include the following statement:
     Any loans to insiders of the Company (i) were made in the ordinary course of business; (ii) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to

November 20, 2007

the Company; and (iii) did not involve more than the normal risk of collectibility or present other unfavorable features.
Compensation Discussion and Analysis, page 9
2.	Your disclosure suggests that individual performance was a significant factor that the Committee considered in approving compensation awards to the named executives. Discuss and analyze how individual performance contributed to named executive officers’ compensation. For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the Compensation Committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions. See Item 402(b)(1)(v) and Item 402(b)(2)(vii) of Regulation S-K.
Company Response
     To the extent that individual performance is a significant factor to the Compensation Committee for any award of compensation to a named executive officer (“NEO”), the Company will quantitatively and qualitatively disclose the particular individual performance and the compensation awarded. In most instances, the Compensation Committee determines whether individual performance reaches a threshold level deserving of a raise and/or an equity award, although, at times, individual performance may provide for a higher (or lower) award in the Company’s incentive compensation plan. In certain instances, individual performance may also merit discretionary awards. If a material adjustment is made to an incentive award (or if a discretionary bonus is granted) due to the individual performance of an NEO, the Company will disclose specific contributions considered by the Compensation Committee and, if applicable, how they were weighted and factored into specific compensation decisions.
3.	Your disclosure suggests that executives must achieve a number of performance targets in order to earn incentive compensation. However, you only specifically disclose the adjusted EPS targets which impact compensation under your ICP. Please disclose the specific performance targets used to determine incentive amounts or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. For example, discuss the changes in the target performance for your performance share units. Please discuss the specific items of company performance which are monitored and how your incentive awards are specifically structured around such performance goals. Please note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v). If you did not disclose any targets because you determined that they were confidential, due to potential competitive harm, supplementally provide the staff with your confidentiality analysis. Also, provide disclosure regarding the level of difficulty necessary to reach the undisclosed targets, pursuant to Instruction 4 to Item

November 20, 2007

402(b) of Regulation S-K. In your disclosure discussing how difficult it will be for the executive or how likely it will be for the registrant to achieve the targeted performance levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.
Company Response
     For 2006, the incentive compensation plan was comprised of a corporate goal (earnings per share) and individual goals which varied for each NEO. The corporate goal component represented 80% of the potential award for the Chief Executive Officer and for Mr. Patton, 70% for Messrs. Brecht and Paidas, 60% for Mr. Bichsel and 40% for Ms. Cable. The remaining portion of the bonus for each executive officer was based upon the achievement of various individual goals which, other than with respect to a net income financial measure described below, the Company did not consider to be material to an understanding of the NEO’s compensation. For purposes of understanding of the Company’s analysis, the individual goals are listed in the table below:

John R. Cochran, Former Chairman and Chief Executive Officer	Success of the Chief Financial Officer and Chief Credit Officer in achieving their individual goals, expansion of the Company’s presence in its Columbus, Ohio market and achieving identified succession planning.

Robert P. Brecht, Former Senior Executive Vice President	Net income after cost of capital (“NIACC”) of the Company’s banking operations, improvement of the Company’s efficiency ratio, decreased teller turnover, and implementation of a Company wide leadership development and training program.

George P. Paidas, Former Senior Executive Vice President	NIACC with respect to the Company’s retail banking, commercial banking and wealth management business, improvement of the Company’s efficiency ratio, decreased teller turnover, and implementation of a Company wide leadership development and training program.

Terrence E. Bichsel, Executive Vice President and Chief Financial Officer	Company-wide NIACC, improvement in measures of customer profitability and improvement of the Company’s efficiency ratio.

Terri L. Cable, Former Executive Vice President	Regional NIACC and decreased teller turnover.

Terry E. Patton Executive Vice President	Company-wide NIACC.

November 20, 2007

     Other than with respect to NIACC, the Company did not consider the individual goals to be material to an understanding of the NEOs’ compensation. This determination was based on the fact that the other individual goals represented a relatively limited portion of the NEOs’ compensation and the significant executive officer turnover that the Company experienced during 2006 and early 2007 as well as the overall significance of many of these goals. In addition, individual goals are not part of the 2007 incentive plan and are not presently expected to be included in the 2008 incentive plan.
     For each measurement of NIACC, in constructing its annual budget the Company established targets for each item that, if achieved at the target level, would have produced earnings per share of $1.71 (and if achieved at the threshold and maximum level, would achieve earnings of $1.61 and $1.81, respectively, all as disclosed on p. 15 of the Proxy Statement). The Company believes that by disclosing the earnings per share target rather than metrics for each measurement of NIACC, the Company has provided all material information for an understanding of the bonus program and how difficult it would be to achieve the stated goal.
     In addition to the immateriality of the individual goals, the Company also believes certain of the individual goals used for 2006 include confidential information the disclosure of which would result in competitive harm. The Company is submitting under separate cover, pursuant to a request for confidential treatment pursuant to SEC Rule 83, its confidentiality analysis.
4.	You state that company performance was not sufficient to reach the threshold level for payment under the ICP, but that the Committee chose to make awards to reward the performance of the executives. Please discuss specific factors that the Committee considered in deciding to award plans under its discretionary authority and how those factors affected the choice to award these bonuses and the size of the bonuses. Please refer to Item 402(b)(1)(vi) and Item 402(b)(2)(vi) of Regulation S-K.
Company Response
     If the Compensation Committee awards or approves discretionary bonuses to any NEO, the Company will discuss the specific factors considered by the Compensation Committee (or in the case of a discretionary pool, the Chief Executive Officer) in determining to make each such award and how those factors affected the choice to award such bonuses as well as the size of the bonus.
5.	You disclose that the size of Mr. Greig’s bonus was required under his employment agreement. Please discuss how the Committee determined that an employment agreement with a required incentive payment was consistent with

November 20, 2007

your compensation program. Please refer to Item 402(b)(1)(vi) of Regulation S-K.
Company Response
     In its future filings, the Company will discuss how the Compensation Committee determined that any employment agreement with a required incentive payment is consistent with its compensation program. In general, guaranteed bonuses have been provided only to executive officers in the year in which they are first hired. These bonuses are usually intended to provide the executive officer with a bonus that is comparable to that which they would likely have earned, and the Compensation Committee believes that these guarantees are necessary to attract high quality candidates. In addition, most new employees are hired mid-year and having a guaranteed bonus provides them with the incentive to make changes that might not be realized in their first year of employment.
Employment Agreements and Other Arrangements, page 29
6.	Please disclose and quantify the amounts payable to the named executive officers under the change in control agreements. Please refer to Item 402(j)(2) of Regulation S-K.
Company Response
     The Company notes that it disclosed the aggregate payments that would be owed to each NEO pursuant to his or her change in control agreement on page 34 of the Company’s Proxy Statement. In future filings, the Company anticipates providing this information in tabular format that will separately identify and quantify each material element of the potential payments owed to any NEO under a change in control or other agreement.
Director Compensation, page 35
7.	Disclose the aggregate number of stock awards and the aggregate number of option awards outstanding at fiscal year end held by each of those directors, as required in the Instruction to Item 402(k)(2)(iii) and (iv) of Regulation S-K.
Company Response
     The Company will disclose by footnote to the Director Compensation Table the aggregate number of unexercised option awards (whether or not exercisable) and unvested restricted share awards outstanding at fiscal year end for each director.
In connection with these responses, the Company acknowledges that:

November 20, 2007

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.
     We believe the foregoing address each of the comments raised in the Staff’s letter. If you have any further questions or require additional information, please do hesitate to contact the undersigned at (330) 996-6000, or Terry Patton, our general counsel, at (330) 384-7033.

Very truly yours,
/s/ Paul G. Greig
Paul G. Greig
Chairman, President and CEO